FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 25, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for January 25, 2005 and incorporated by reference herein is the Registrant’s immediate report dated January 25, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: January 25, 2005

BluePhoenix Completes Second Phase of Large-Scale IDMS to DB2 Migration Project in the US

Project Uses BluePhoenix™ DBMSMigrator Tool to Migrate Legacy Applications and
Accountholder Files for Financial Services Firm

Cary, NC and Herzlia, Israel – January 25, 2005 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that, utilizing the DBMSMigrator tool, it has successfully completed phase two of a large-scale IDMS to DB2 database and application migration project. The three-phase project, being done for a financial services company, involves the full-scale transformation of an extensive customer database and about 5,000 legacy programs.

“Reliably accurate account data is mission critical to every company, especially large finance and insurance firms such as this one, with enormous customer databases,” said Eran Frank, vice president of business development at BluePhoenix Solutions. “To mitigate the risk during a migration project, the firm looked for a solution that would protect the integrity of the existing data, avoid any service disruptions, and preserve the years of knowledge and experience built into the program code. The company also hoped that, upon the project’s completion, it would have an IT environment in which it would be able to develop newer applications with greater ease.”

The first phase of the conversion project included planning and analysis during which BluePhoenix used its IT Discovery tool to perform global assessment of the source-code inventory for approximately 5,000 programs including batch COBOL/IDMS, online COBOL/CICS, online COBOL/IDMS/DC and ADSO dialogs.

The second phase of the project included migrating a massive database that resides in 400 IDMS record types to DB2 tables. This phase has been completed successfully.

The third phase of the project, which is now underway, includes both an automated code migration of approximately 2,200 programs from IDMS and ADSO to COBOL/DB2, and the remediation of all 5,000 programs, including 2,000 non-IDMS COBOL programs, to make them LE compliant.

“Although IDMS can be a dependable database for legacy applications, we have recently seen more and more companies considering automated migrations to relational databases. Since the cost, risk, and time involved in replacing or redeveloping mission-critical systems is considerable, companies tend to choose the more efficient and cost-effective migration path,” said Arik Kilman, CEO of BluePhoenix.

“As this project demonstrates,” added Kilman “BluePhoenix  technology and methodology can migrate a range of legacy database systems, including IDMS, ADABAS, and VSAM, as well as data, application and JCL, and is the ideal way for companies to move away from non-relational databases and older languages into more efficient and extendable IT environments.”

BluePhoenix has extensive experience in automated global assessment, migration, and remediation for a range of companies in the finance and insurance industries worldwide, including Merrill Lynch, Smith Barney, Fortis, Rabobank, LBS Group, Phoenix Assurance, and others.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Presentment, Migration, Transformation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our Web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
(781) 652-8945 tcohen@bphx.com